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Convivio Café

Cafe

4935 West 38th Avenue
Denver, CO
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THE PITCH
Convivio Café is seeking investment to be the first fully bilingual, women and immigrant owned café in Denver. From seed to cup to community,
we want to bring more inclusivity to the café scene.
First LocationGenerating RevenueLease SecuredOperating Pop-ups
¡Dirígete a la parte inferior de la pagina para Español!
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CONVIVIO CAFÉ VIDEO
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WHY CONVIVIO?

There is so much culture and diversity in our beloved city of Denver, but not a lot of spaces bringing that diversity together. We aim to change
that by bringing some inclusivity to the café scene.

In a typical coffee house, you need to be an 'expert' to order. Especially if you're not white, not a hipster, or don't speak English.
Many of the immigrants in our community come from the same countries where some of our best and most loved coffee and food are produced.
But those places and people are not well-known or represented in most coffee shops.
Especially after COVID, climate and political challenges, we all have a heightened need for those "third places" in society that bring us social
connection across cultural lines.
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THE TEAM
Kristin Lacy
Co-Owner

I started my first barista job at my hometown's only coffee shop and became fascinated by the power of cafés to make community connections
flourish. Over the years, I've worked locally and abroad in community development including three years in Guatemalan where farmers'
graciously let me sleep on their floor and learn to harvest corn with their kiddos. I also learned a lot about the limitations of the coffee supply
chain and how little of the profits stayed with farmers. I fell in love with the warm and welcoming hospitality of Guatemala, being invited to so
many convivios and early morning cafecitos with families that welcomed me with open arms as a gringa and always fed me til I was past full.
After coming back to Denver, I've loved being a part of the incredible and diverse community in Southwest Denver whether through supporting
Vietnamese business owners on Federal, building food access programs with Re:Vision Promotoras, and sharing garden goodies on my very

Latinx block. I love gathering people who want to talk ideas for building a better world. At Convivio, I want to share my passion for the power of cafes to build community, and set tables where we all feel welcome.

Vivi Lemus
Co-Owner

I was born in Guatemala, immersed in a culture that revolves around hospitality, café, and delicious food. I always loved to cook (and eat), with one of my earliest memories playing 'restaurant' with my twin sister in Guatemala - I made the food, the menus, set the table and served, while my sister was always the welcome guest. I am a self-taught cook, and since immigrating to Colorado I've aimed to recreate the same sense of a welcoming community around my own table, always finding any good excuse to cook, host, and feed people. I've been a cooking class instructor with Re:Vision, as well as with the kiddos at the Sun Valley Kitchen. I have always wanted to have a place where all can be welcome and to share that same spirit where I grew up, which so many other cultures also share. At Convivio, I want to share the recipes I was raised on and create the welcoming open space where guests can breathe and just be.

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OUR STORY

We met at a local non-profit on the Latinx-heavy, West side of Denver. We instantly connected around our love for hospitality, culturally-rooted food and drink, community, and of course - Guatemala.

We planned some cooking classes and dinners, inviting the wide diversity of folks in our community to share traditional Central American recipes, travel and immigration stories, and lots of spanglish. We decided - we need a place like this in our City!
Kristin brought her background in coffee retail and agricultural development work with farmers in Guatemala, and Vivi brought her skills as a self-taught chef and immigrant rights advocate, we mixed that in with our collective years in community and food justice work ... and ¡listo! Convivio Café started brewing.
We built direct relationships with origin partners Vega (Nicaragua) and Gento (Guatemala) to bring in farmer-roasted coffee sell direct to consumer.
In 2021, our friend invited us to share a building with his existing Honduran restaurant and art bar.
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PRESS
Meet the Women Bringing 'Beyond Fair Trade' Coffee to Denver

Convivio Café's farmer-roasted coffee benefits coffee-growing communities in a big way. It also just tastes better.

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OUR DELICIOUSNESS

Convivio Café is a cafe and multicultural gathering space, serving unique, culturally-rooted food and drink featuring recipes from Guatemala and Central America. We specialize in FARMER-ROASTED coffee that keeps up to 4x more per pound in country for producers, and other products that shorten supply chains and earn more for farmers.

Farmer-roasted coffee: delicious single-origin, organic, shadegrown coffee. Roasted by the same farmers that grew it keeping up to 3.5x more in the country of origin with non-stop quality tastte.
Artisanal Guatemalan Tea: unique tea blends coming from the highlands of Guatemala in Totonicapan. Mayan Women-owned cooperative grows, processes, packages and exports these teas owning more of the supply chain.
Alfajores : melt in your mouth deliciousness from Latin America. These dulce de leche sandwiches are the extra sweet treat you need.
Champurradas: cham-poo-ra-das... vegan, crunchy, semi sweet. We recommend you dunk this in your coffee every morning.
Ponche espumillas : ponche spices and hibiscus mixed in a light meringue cookie. Honoring Vivi's abuela with this recipe.
Guatemalan Tosadas: crispy tostadas with salsa tipica, guacamol, and black beans to die for. All traditional Guatemalan and perfect for your midday snack
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OUR SPOT

After looking for the perfect brick-and-mortar to house our unique concept, a friend who we met six years ago back at the same local non-profit, who also happens to be an incredible Honduran chef, invited us to join a shared space where he is featuring his incredible Central American cuisine at night - we could have the space in the morning

The traffic count is 134,000 - making for a lot of potential customers

The historic building is beautiful and already fully renovated by the owner, making for a lot less tenant improvement responsibility on our end. Saves us money!

Shared spaces means shared resources - co-marketing and co-promotion, collaborative events, and rent/utilities split in 3!

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RENDERINGS AND IMAGES OF OUR FUTURE CAFÉ

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THE OPPORTUNITY

Convivio Café has successfully raised $30,000 to secure our lease, initiate the design of the buildout, and purchase equipment to operate pop-ups. Funds raised will be used to finish the buildout and support more operating capital - helping us get our doors open, pay our people, and start growing our revenue to support a community - local and global - that celebrates diversity.

Early investment in the first fully-bilingual café in Denver

Social impact investment that supports community, inclusion and cultural celebration, especially of Central American representation in Denver

Support for a unique Guatemalan concept, menu, and staff un-replicated anywhere in Denver

Investment that supports shorter supply chains and beyond fair-trade direct support for farmers in producing counties, helping families stay together and reduce the need for migration

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JAN-MAY 2020

Completed business class with SBA

MAY-AUGUST 2020

Built relationships with producer partners in country for farmer-roasted coffee and women-owned tea

SEPTEMBER 2020

Incorporated business with State of Colorado

OCTOBER 2020

Began online sales direct to consumer

MAY - OCTOBER 2021

Farmers markets and popups around Denver

SEPTEMBER 2021

Signed lease with Enigma Art Bar

DEC 21 - FEB 22

Build out of espresso bar

SPRING 2022

OPEN!

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Order Online

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Versión Español

Convivio Café esta buscando inversionistas para ser el primer café totalmente bilingual, propiedad de mujeres e inmigrantes en Denver. Desde la semilla hasta la taza y comunidad, queremos traer mas inclusividad a la escena de café.

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ACERCA DE NOSOTROS

En Guatemala, un convivio es un encuentro donde todos son bienvenidos. Nos reunimos alrededor de mesas llenas de gente; con nuestros amigos y vecinos para compartir, conectar y disfrutar de deliciosa comida y bebida anclada en las raíces de nuestra cultura.

En Convivio Café queremos celebrar las raíces de nuestro vecindario: algunas profundas y otras recién plantadas, a medida que crecen una al lado de la otra.

Algunos prefieren los americanos a los atoles, o las tostadas de aguacate al pan dulce. No importa tu preferencia, estás invitado a nuestro convivio.

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¿POR QUÉ CONVIVIO?

Hay tanta cultura y diversidad en nuestra querida ciudad de Denver, pero no existen muchos espacios que unan esa diversidad. Nuestro objetivo es cambiar eso trayendo una celebración cultural al panorama de los cafés en Denver.

En un café típico de Denver, debes ser un "experto" para ordenar. Especialmente si no eres blanco, no eres "hipster" o el inglés no es tu lengua madre.

Además, muchos de los inmigrantes en nuestra comunidad provienen de los mismos países donde se producen algunos de los mejores y más apreciados cafés y alimentos; pero esos lugares y esas personas no son muy conocidos y por ende no son celebrados.

Por último, después del último año y pico que hemos vivido con la pandemia y los desafíos climáticos y políticos, todos tenemos una gran

necesidad de conexión social y unidad, especialmente en comunidades diversas.
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NUESTRA HISTORIA

Nos conocimos en una organización local sin fines de lucro en el lado oeste de Denver, donde hay una floreciente comunidad latina. Conectamos instantáneamente en torno a nuestro amor por la hospitalidad, la comida y bebida anclada en raíces culturales, la comunidad y, por supuesto, nuestro amor por Guatemala.

Planeamos algunas clases de cocina y cenas, invitando a la amplia diversidad de personas de nuestra comunidad a compartir recetas tradicionales centroamericanas, historias de viajes e inmigración; todo esto llevándose a cabo con el uso de mucho "spanglish". A partir de allí decidimos: ¡necesitamos un lugar así en nuestra ciudad!
Kristin aportó su experiencia en el trabajo de barista y gerente de café, así como su experiencia en desarrollo agrícola con agricultores en Guatemala. Vivi aportó sus habilidades como chef autodidacta y promotora de los derechos de los inmigrantes. Todo esto lo mezclamos con nuestros años colectivos en el trabajo comunitario y de justicia alimenticia ... y ¡Listo! Convivio Café comenzó a percolar.
Establecimos relaciones directas con los productores de café de origen Vega (Nicaragua) y Gento (Guatemala) para llevar el café tostado por los agricultores y venderlo directamente al consumidor.
En 2021, nuestro amigo nos invitó a abrir nuestra ubicación en un edificio compartido con otros dos negocios: su restaurante hondureño y un bar con enfoque en las artes, ambos ya existentes.
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LO QUE OFRECEMOS

Convivio Café funciona principalmente como un café y un espacio de reunión multicultural, donde servimos comida y bebidas únicas y ancladas en las raíces de nuestra cultura con recetas que representan Guatemala y América Central, honrando a la abuela de Vivi con esta receta.

Café tostado por agricultores: delicioso café de origen, orgánico y cultivado en la sombra. Tostado por los mismos agricultores que lo cultivan y conservando así hasta 3.5 veces más de la ganancia en el país de origen, con un sabor y calidad ininterrumpida.
Té artesanal de Guatemala: mezclas únicas de té provenientes de las tierras altas de Guatemala en Totonicapán. La cooperativa propiedad de Mujeres Mayas cultiva, procesa, empaqueta y exporta estos tés; poseen una mayor parte de la cadena de suministro.
Alfajores: Delicias Latinoamericanas que se derriten en tu boca. Estos mini emparedados de dulce de leche son el dulce extra que necesitas.
Champurradas: veganas, crujientes, semidulces. Te recomendamos que mojes estas en tu café todas las mañanas.
Tosadas guatemaltecas: tostadas crujientes con salsa tipica, guacamol y frijoles negros; para morirse. Antojito tradicional guatemalteco y perfecto para tu merienda en cualquier parte del día.
Espumillas de Ponche: galletas livianas a base de merengue, mezclado con especias tradicionales de ponche y flores deshidratadas de rosa de jamaica.
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NUESTRO ESPACIO

Después de buscar el local físico perfecto para albergar nuestro concepto único, un amigo que conocimos hace seis años (en la misma organización local sin fines de lucro), quien es también un chef Hondureño extraordinario, nos invitó a unirnos a este espacio compartido. En este edificio él está presentando su increíble cocina centroamericana por las noches; y nos invitaron a ocupar el edificio durante el día.

El recuento de tráfico es 134.000, lo que genera una gran cantidad de clientes potenciales.
El edificio es un sitio histórico, es hermoso y ya ha sido completamente remodelado por el propietario, lo que reduce la responsabilidad de mejoras de los inquilinos (en cuanto se refiere a nuestra parte); ¡Nos ahorra dinero!
El modelo de edificios que proveen espacios compartidos para varios negocios implican recursos compartidos: mercadeo y promoción en conjunto, eventos en colaboración y alquiler las los servicios públicos divididos en 3.
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LA OPORTUNIDAD

Convivio Café ha recaudado exitosamente $30,000 para asegurar nuestro arrendamiento, iniciar el diseño del edificio y la compra de equipo para operar en mercados comunitarios. Los fondos recaudados se utilizarán para finalizar la construcción y respaldar el capital para operaciones – ayudará a abrir nuestras puertas, pagarle a nuestros proveedores y comenzar a aumentar nuestros ingresos para apoyar a la comunidad tanto local como global, que celebra la diversidad y la comunidad.

Inversión temprana en el primer café totalmente bilingüe, propiedad de mujeres e inmigrantes en Denver Inversión de impacto social que apoya la inclusión, celebración comunitaria y cultural, especialmente de la representación centroamericana en Denver.
Apoyo para un concepto único inspirado en Guatemala. Con un menú y personal únicos no replicados en ningún lugar de Denver
Inversión que respalda cadenas de suministro más cortas y de comercio más que justo para los agricultores en los sitios productores, lo que ayuda a las familias a permanecer juntas y reducir la necesidad de migrar.
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Data Room
Intended Use of Funds
Target Raise

Maximum Raise

Café Buildout $20,000

Espresso Bar Equipment $20,000

Working Capital $7,000

Mainvest Compensation $3,000

Total $50,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$223,252	$403,424	$451,006	$451,006	$451,006
Cost of Goods Sold	$79,734	$138,698	$157,250	$157,412	$156,041
Gross Profit	$143,518	$264,726	$293,756	$293,594	$294,965

EXPENSES

Rent	$18,000	$18,000	$18,000	$18,000	$18,000
Utilities	$3,600	$3,690	$3,782	$3,876	$3,972
Salaries	$129,033	$146,237	$154,840	$172,044	$172,044
Insurance	$600	$615	$630	$645	$661
Repairs & Maintenance	$2,000	$4,000	$4,000	$4,000	$4,000
Legal & Professional Fees	$1,500	$2,000	$2,000	$2,000	$2,000
Marketing	$1,500	$2,000	$2,000	$2,000	$2,000
Software/ IT	$3,397	$6,651	$7,365	$7,365	$7,365
Operating Profit	$-16,112	$81,533	$101,139	$83,664	$84,923

This information is provided by Convivio Café. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $50,000

Maximum Raise $65,000

Amount Invested $0

Investors 0

Investment Round Ends December 24, 2021

Summary of Terms

Legal Business Name Convivio Café LLC

Investment Structure Revenue Sharing Note

Investment Multiple 1.3×

Business's Revenue Share 4%-5.2%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date April 1, 2027

Financial Condition

Historical milestones

Convivio Café registered as a business in September 2020 and has since achieved the following milestones:

Sold at 2 local farmers markets May to October 2021

Sold online for direct delivery service

Established partnerships with two coffee purveying partners, bringing in farmer-roasted coffee from Nicaragua, Guatemala and Colombia

Established partnership with women-owned tea purveyor in Guatemala

Secured lease with Central American partnering business in a historical, shared building.

Achieved $24,000 in sales in the first year through farmers markets and online sales alone (Sept 2020 to Sept 2021).

Maintained Cost of Goods Sold (COGS) of at 30% or less of sales

Historical financial performance is not predictive of future performance, as the brick-and-mortar café will significantly raise sales. Also, the two co-owners have held other full-time jobs the entire time of the startup work; opening the café they will be able to shift energy and resources entirely to the café.

Forecasted milestones

Convivio Café forecasts the following milestones:

Finish Construction in Winter 2021-2022

Open doors in Spring 2022

Hire and train 2 additional baristas by January 2022

Achieve $185,000 revenue in the first year

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Convivio Café to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Reliance on Management

As a securities holder, you will not be able to participate in Convivio Café's management or vote on and/or influence any managerial decisions regarding Convivio Café. Furthermore, if the founders or other key personnel of Convivio Café were to leave Convivio Café or become unable to work, Convivio Café (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Convivio Café and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Convivio Café is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Changes in Economic Conditions Could Hurt Convivio Café

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Convivio Café's financial performance or ability to continue to operate. In the event Convivio Café ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Convivio Café nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Uninsured Losses

Although Convivio Café will carry some insurance, Convivio Café may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Convivio Café could incur an uninsured loss that could damage its business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Convivio Café's management will coincide: you both want Convivio Café to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Convivio Café to act conservative to make sure they are best equipped to repay the Note obligations, while Convivio Café might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Convivio Café needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Convivio Café or management), which is responsible for monitoring Convivio Café's compliance with the law. Convivio Café will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Convivio Café is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Convivio Café fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Convivio Café, and the revenue of Convivio Café can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Convivio Café to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Convivio Café is a newly established entity and has no history for prospective investors to consider.

This information is provided by Convivio Café. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Convivio Café isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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